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Jonny Vance · 1st

Storyteller at Tuttle Twins Show | Partner at Harmon Brothers | Chief Pooper at Poo Pocalypse

Provo, Utah, United States · Contact info

3,621 followers · 500+ connections

64 mutual connections: Amy Rees Anderson, Brad Pelo, and 62 others

Message | More

Tuttle Twins TV

Brigham Young University

Providing services
Digital Marketing, Marketing Consulting, Brand Marketing, and Content Strategy
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Highlights

BYU **You both studied at Brigham Young University**
Jonny started at Brigham Young University after you started
Message

NFT Street Party
Jonny attended this event in Lehi, UT
Message

Featured

Post
When I first showed up to interview at Harmon Brothers, I was weirded out.

I came dressed up with my resume in hand, expecting to sit down in a one-on-one standard interview.

Instead, I was greeted by the whole team chatting in an open-office...
244 · 35 comments

Post
My game Poo Pocalypse just plopped on Amazon!...
58 · 27 comments

Post
After about 2 years of development, my friends and I...
226 · 95 comments

Activity

3,621 followers

✓ Following

Jonny Vance posted this • 1mo
Do your kids own any crypto?
If so, what made them buy? ...show more
25 · 28 comments

Jonny Vance posted this • 2mo
Whoever invents a way for consumers to safely rent their data to marketers is going to be filthy rich.
#data #facebook
23 · 10 comments

Jonny Vance posted this • 2mo
Do you love cartoons, marketing and space pirate economics lessons for kids?
We're hiring a social media manager at Tuttle Twins TV. It's a ride. Come work with us! ...show more
18

Jonny Vance posted this • 3mo
How do you teach your kid about inflation?
Why would they even care? ...show more
15 · 5 comments

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About

I write funny ads that build your brand and drive millions in sales. At Harmon Brothers we've made iconic ad campaigns for Poo~Pourri, Squatty Potty, Purple Mattress, Chatbooks and Lume Deodorant, just to name a few.

I've profitably managed millions in ad spend. The ad campaigns I've written on have driven over $500 millic ...see more

Experience

CMO & Writer/Director
Tuttle Twins TV · Full-time
Sep 2020 - Present · 1 yr 8 mos
Provo, Utah, United States

Harmon Brothers
6 yrs 4 mos

- **Partner**
  Nov 2020 - Present · 1 yr 6 mos
- **Creative Director**
  Jan 2018 - Jan 2022 · 4 yrs 1 mo
  Provo, Utah Area
  Creative Directed campaigns for cool companies like Lumē Deodorant and BedJet.
- **Ad Writer**
  Jan 2016 - Sep 2021 · 5 yrs 9 mos

People also viewed

- **Tiffani Kirkham** • 2nd — Creative Director at Harmon Brothers — Connect
- **Brandon Cummings** • 2nd — Creative Director, Producer, and Writer at Harmon Brothers | Drummer | Pizz... — Connect
- **Jasmine Turner** • 2nd — Director of Employee Experience at Harmon Brothers — Connect
- **Daniel Harmon** • 1st — Creator, Executive Producer at Tuttle Twins TV Show • Co-founder, Adviser, Creative... — Message
- **Taylor High-Garff** • 2nd — Client and Employee Experience Specialist at Harmon Brothers — Connect

Show more

People you may know

- **Cameron Jackson** — Marketing Editor and Videographer at Angel Studios — Connect
- **Jonathan Shai Van Sickle** — Filmmaker - Writer - Professional Editor - Live-Stream Producer - Live-Event... — Connect
- **Patti Merrill** — Warehouse and Print Production Manager — Connect
- **Kevin Crook** — Security Engineer at Angel Studios — Connect
- **Mamy H Rakotondrasoa** — IT Support Technician — Connect

Show more

LEARNING
Add new skills with these courses, free for 24 hours

- **From Excel to SQL** — 42,204 viewers
- **Content Marketing: Blogging for Business** — 24,623 viewers
- **Excel Business Intelligence: Power Pivot and DAX** — 73,726 viewers

Show more on LinkedIn Learning

Provo, Utah Area

Lead or Co-writer for client ads including Lume, Cub Coats, BedJet, Camp Chef, Chatbooks, Clickfunnels, Squatty Potty (Unicorn Gold), VidAngel, Zerorez, and Vivint.

Show all 4 experiences →

Sketch Comedy Writer
Studio C
Jul 2014 - Sep 2016 · 2 yrs 3 mos

Wrote comedy sketches for BYUTV comedy show Studio C

Sales Strategy Intern
PepsiCo
Jun 2015 - Aug 2015 · 3 mos
Albuquerque, New Mexico Area

Operations and Marketing Intern
ClearView Live
Sep 2014 - Apr 2015 · 8 mos
Provo, Utah Area

Show all 10 experiences →

Education

Brigham Young University
Genetics and Biotechnology
2009 - 2016

Volunteering

Spanish/English Interpreter
Central Utah Clinic and Surgical Center
May 2014 - Aug 2014 · 4 mos
Social Services

Skills

Leadership · 31
Endorsed by Jordan Brown and 2 others who are highly skilled at this
Endorsed by 2 colleagues at Harmon Brothers

Endorse

Public Speaking · 26
Endorsed by Austin Falter and 1 other who is highly skilled at this
Endorsed by 2 colleagues at Missionary Training Center

Endorse

Teamwork · 20
Endorsed by 2 colleagues at BYU Broadcasting
Endorsed by 4 of your colleagues at Brigham Young University

Endorse

Show all 18 skills →

Languages

Spanish

Causes

Arts and Culture • Education • Health • Science and Technology

Interests

Influencers   Companies   Groups   Schools

Jeff Weiner 🔗 · 2nd
Executive Chairman at LinkedIn / Founding Partner Next Play Ventures
10,698,636 followers

Greg McKeown 🔗 · 2nd
Author of 2 NYTs bestsellers: "Effortless" and "Essentialism"
436,932 followers

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